FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation with the Philippine Stock Exchange in relation to its Press Release on hospital businesses.

Dated this the 7th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. 07 November 2008
   Date of Report (Date of earliest event reported)

2. SEC Identification Number CS200604494

3. BIR Tax Identification No. 244-520-457-000

4. METRO PACIFIC INVESTMENTS CORPORATION
   Exact name of issuer as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. (SEC Use Only)
   Industry Classification Code:

7. 10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES
   ....
   Address of principal office — Postal Code

8. (632) 888-0888
   Issuer's telephone number, including area code

9. NA
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	7,027,726,813*

as reported by the stock transfer agent as of 31 August 2008.

11. Indicate the item numbers reported herein: Item 9

Item 9. Other Items

Attached is a company disclosure on the ongoing improvements and updates of MPIC's hospital businesses.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION
MPIC or Issuer

07 November 2008
Date

....

JOSE MA. K. LIM
President & CEO

METRO PACIFIC INVESTMENTS

PRESSRELEASE

MPIC IMPROVES HOSPITAL BUSINESSES

Manila, Philippines, 07 November 2008 – Metro Pacific Investments Corporation ("MPIC") is boosting up the quality service of its hospital group with ongoing improvements and facility upgrades as it establishes a nationwide network of premium high quality hospitals. With the ever changing and more demanding needs for first class healthcare, various levels of improvements are steadily taking place in the hospital group of MPIC.

<u>Makati Medical Center (Makati Medical)</u>

Medical Doctors, Inc., ("MDI") with 33.45% shareholdings held by MPIC, is the owner and operator of the Makati Medical Center that is now in its second year of a Facilities Improvement Program ("FIP"). Financed by the issuance of Subordinated Convertible Notes aggregating P961.0 million and by internal cash resources, the redevelopment, renovation, expansion and upgrade program establishes Makati Medical as an international-standard healthcare facility and further enhances its ability to attract and retain the country's most-respected medical practitioners and technicians.

The FIP involves two phases – the construction of an 8-level Annex building plus a 5-level basement parking facility to finish in December 2008 and the renovation of the existing 39 year old 9-floor hospital building to be completed in 2011. The Annex building is designed to be an outpatient /ambulatory unit providing more space for clinical operation units including laboratory, heart station, nuclear laboratory, breast center, dialysis unit, endoscopy, dermatology, pulmonary and the ENT clinic center. The operating and delivery rooms will likewise be housed in the Annex building with the latest technology in lighting and automatic bed systems. The top floors of the Annex that houses the executive offices will have a teaching auditorium for 150 people and an adjoining multipurpose hall that can accommodate 600 people.

The dramatic turnaround of MDI after averaging only P7 million a year in consolidated net profits after tax in its 37-year history, with the highest at only P26 million in 2004, posted a record P223 million in profits in 2006. In 2007, MDI again surpassed its own record with P268 million in consolidated net profits, a 20% improvement from the previous year. In addition, MDI has achieved positive consolidated retained earnings of P146 million, after five years of negative retained earnings. Following this exciting turnaround, Metro Pacific announced in 2007 its plan of establishing the first nationwide chain of hospitals in the Philippines.

<u>Cardinal Santos Medical Center ("CSMC")</u>

With the Roman Catholic Archbishop of Manila ("RCAM") preparing for the selection of the next long term operator of Cardinal Santos Medical Center. MPIC through its affiliate Medical Doctors Inc., owner and operator of Makati Medical Center, agreed to handle the interim operation of CSMC for a period of six (6) months under an Interim Operating Agreement. Incorporated as a wholly-owned subsidiary of MDI, Colinas Verdes Hospital Management Corp. is now managing and operating this 212-bed tertiary hospital located in Greenhills, San Juan. A transition plan was designed and implemented for a smooth

turnover and management of the hospital's daily operation with the least possible disruption. One of the essential concerns addressed within a short period of time entailed the rehiring of the 900 hospital workforce made up of the medical center's staff, nurses and personnel. It also included putting back in place the computer systems of the hospital for billing and records purposes and the replenishment of inventory stocks for medicine supplies that were running at a critical level pre-transition. MDI has formally participated as one of the interested parties in RCAM's selection process to be the long term operator of CSMC.

Davao Doctors Hospital ("DDH")

The acquisition of a total of approximately 34% of the issued share capital of DDH for P498 million in May 2008 made MPIC the single largest shareholder of DDH, further realizing its plan of expanding its hospital business. As the leading hospital in Davao City, DDH in its 39th year as a medical facility is embarking on a P250 million capital expenditure that aims to align the medical center along the ranks of the best hospitals in Manila.

A substantial part of the budget will be earmarked to purchase and upgrade medical instruments and equipment to enhance the hospital's range of services. Cancer patients will have the benefit of accurate diagnosis and treatment through the procurement of a Brachytherapy unit and Linear Accelerator for the hospital's cancer center, while a new Digital Mammogram will provide less painful screening for its female clientele. Facilities improvements will rationalize the utilization of all available spaces while putting premium to safe, accessible and efficient physical lay out that provides optimum patient care and allows an ideal working environment for doctors and nurses. DDH is also looking into building an additional 100 doctor's clinics, renovate its existing 200 rooms and build parking areas to accommodate at least 700 cars. For the hospital's medical personnel, DDH aims to continuously provide training and development programs and run the flagship programs with the best trained specialists in Cardiology, Neurology and Oncology.

"We are encouraged by the improvements we continue to contribute to the existing hospitals we are now involved in, while we constantly look for opportunities to expand our hospital network nationwide," said Augie Palisoc Jr., Executive Director of MPIC who is overseeing the group's hospital business.

For further information, please contact:
Augie Palisoc Jr.
Executive Director
Telephone number: + 632 8880888

Melody del Rosario
AVP – Media and Corporate Communications
Telephone number: + 632 8880888

About MPIC

Metro Pacific Investments Corporation is a Philippine-based, publicly-listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Additional information on MPIC can be obtained online at www.mpic.com.ph

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

CONNECTED TRANSACTIONS

PROVISION OF LOAN TO LANDCO AND GRANT OF CALL OPTIONS IN RELATION TO SHARES IN LANDCO

Reference is made to the Company's announcement dated 11 September 2008 relating to the provision of loan to Landco and grant of call options in relation to the shares in Landco.

The Company announces that the AB Call Option Period has been extended from 11:00 a.m. of 31 October 2008 to 11:00 a.m. of 10 November 2008 and the AB Completion Date has been extended from 30 November 2008 to 10 December 2008.

The Company is pleased to announce that the Landco Valuation was completed on 25 October 2008. Accordingly, as contemplated in the Announcement, the Company will announce the exercise price of each of the AB Call Option and the MPIC Call Option based on the Landco Valuation once finalised.

Introduction

Reference is made to the announcement of First Pacific Company Limited (the "Company") dated 11 September 2008 relating to the provision of loan to Landco Pacific Corporation ("Landco") and grant of call options in relation to the shares in Landco (the "Announcement"). Unless otherwise defined or the context otherwise requires, capitalised terms referred to herein shall have the meanings given to them in the Announcement.

In relation to the AB Call Option granted by MPIC to each of ABHC, AXB, the Announcement stated that where ABHC and AXB are unable to acquire their 49% pro-rata share of the Loan (plus accrued interests thereon) from MPIC by 31 October 2008 or Landco is unable to fully repay the Loan (plus accrued interests thereon) by 31 October 2008, the AB Call Option may be exercised by ABHC and AXB at any time prior to 11:00 a.m. of 31 October 2008 (the "AB Call Option Period") to purchase or procure the purchase of the MPIC Shareholdings as well as the Loan (plus accrued interests thereon) in each case no later than 30 November 2008 ("the AB Completion Date"). Further, should ABHC and AXB fail to purchase and/or pay for the MPIC Shareholdings and the Loan (plus accrued interests thereon) by the AB Completion Date after having exercised the AB Call Option, ABHC and AXB shall be liable to MPIC for damages.

The Company announces that the AB Call Option Period has been extended from 11:00 a.m. of 31 October 2008 to 11:00 a.m. of 10 November 2008 and the AB Completion Date has been extended from 30 November 2008 to 10 December 2008.

The Company is pleased to announce that the Landco Valuation was completed on 25 October 2008. Accordingly, as contemplated in the Announcement, the Company will announce the exercise price of each of the AB Call Option and the MPIC Call Option based on the Landco Valuation once finalised.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 6 November 2008

Unless otherwise stated, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = PhP44.2 = HK$7.8. Percentages and figures expressed in millions have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

Filing made by Indofood Agri Resources Limited, a subsidiary of the Company, to the Singapore Stock Exchange, in relation to its Share Buyback.

Dated this the 19th Day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Print this page

Daily Share Buy-Back Notice
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	18-Nov-2008 18:25:14
Announcement No.	00084

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (If applicable)	

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	144778283

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	18-11-2008	
2a	Total number of shares purchased	3000000	
2b	Number of shares cancelled	0	
2c	Number of shares held as treasury shares	3000000	
3a	Price paid per share# or	Currency : S$ Amount : 0.4368	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 0.445	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 0.430	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 1308331.86	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off-market acquisition on	• No

	equal access scheme?	

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases		
2a	Total number of shares purchased		
2b	Number of shares cancelled		
2c	Number of shares held as treasury shares		
3	Price paid or payable per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	% [1]	No.	%	No.	%
Cumulative no. of shares purchased to-date [2]	5000000	0.345	0	0	5000000	0.345

[1] Percentage of company's issued shares excluding treasury shares as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares excluding treasury shares after purchase*	1442782830
	Number of treasury shares held after purchase*	5000000

Footnotes

CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquisition of the entire share capital of Indofood Oil & Fats Pte. Ltd. It assumes no responsibility for the contents of this announcement.

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FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached clarification letter filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange in relation to the extension of AB Call Option Period and AB Completion Date.

Dated this the 18th Day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

METRO PACIFIC INVESTMENTS

18 November 2008

PHILIPPINE STOCK EXCHANGE
Disclosure Department
4/F PSE Center, Exchange Road
Ortigas Center, Pasig City

Attention: **ATTY. PETE M. MALABANAN**
Head
Disclosure Department

Metro Pacific Investments Corporation (MPIC) wishes to clarify with the Exchange the disclosure made last 13th November 2008 on MPIC's 3rd Quarter Results Announcement, in relation to the extension by joint venture partners in Landco, AB Holdings Corp (ABHC) and Mr. Alfred Xerez-Burgos, Jr. (AXB) of the option to acquire MPIC's shareholdings in Landco.

MPIC confirms to agree with the extension of the AB Call Option Period to no later than 11:00 a.m. of 17th December 2008 and the extension of the AB Completion Date to no later than 31st January 2009. It is further stated that there will no longer be an AB Extended Call Option Period and AB Extended Completion Date

Thank you.

Very truly yours,

MELODY M. DEL ROSARIO
Assistant Vice President
Media & Corporate Communications

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
Stock code: 00142

ANNOUNCEMENT

CONNECTED TRANSACTIONS

PROVISION OF LOAN TO LANDCO AND GRANT OF CALL OPTIONS IN RELATION TO SHARES IN LANDCO

INTRODUCTION

Reference is made to the announcement of the Company dated 11 September 2008 relating to the provision of loan to Landco and grant of call options in relation to the shares in Landco, to the announcement of the Company dated 6 November 2008 relating to the AB Call Option Period (as defined therein) and the AB Completion Date (as defined therein) and to the overseas regulatory announcements of the Company dated 12 November 2008, 13 November 2008 and 18 November 2008.

Given that ABHC and AXB are continuing discussions with the investors, the Company announces, in line with the 18 November ORA, that the AB Call Option Period has been further extended to 17 December 2008 and the AB Completion Date has correspondingly been extended to 31 January 2009.

INTRODUCTION

Reference is made to the announcement of First Pacific Company Limited (the "Company") dated 11 September 2008 relating to the provision of loan to Landco Pacific Corporation ("Landco") and grant of call options in relation to the shares in Landco (the "September Announcement"), to the announcement of the Company dated 6 November 2008 relating to the AB Call Option Period (as defined therein) and the AB Completion Date (as defined therein) (the "November Announcement") and to the overseas regulatory announcements of the Company dated 12 November 2008 (the "12 November ORA"), 13 November 2008 and 18 November 2008 (the "18 November ORA"). Unless otherwise defined or the context otherwise requires, capitalised terms referred to herein shall have the meanings given to them in the September Announcement and the November Announcement.

The 12 November ORA states that the AB Call Option Period was extended to 17 November 2008 and the AB Completion Date was correspondingly extended to 17 December 2008.

Given that ABHC and AXB are continuing discussions with the investors, the Company announces, in line with the 18 November ORA, that the AB Call Option Period has been further extended to 17 December 2008 and the AB Completion Date has correspondingly been extended to 31 January 2009.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 18 November 2008

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第 一 太 平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached Press Release of PT. Indofood Sukses Makmur Tbk. ("Indofood"), a subsidiary of the Company, made in response to media inquiries, confirming that currently Indofood does not have any plan to conduct rights issue.

Dated this the 18th Day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Indofood

PRESS RELEASE

INDOFOOD: NO RIGHTS ISSUE PLAN

JAKARTA, 17 NOVEMBER 2008 – PT Indofood Sukses Makmur Tbk ("Indofood; IDX :INDF), in response to media inquiries, would like to confirm that currently the Company does not have any plan to conduct rights issue.

For more details: please visit Indofood's website (www.indofood.com).

About PT Indofood Sukses Makmur Tbk

PT Indofood Sukses Makmur Tbk ("Indofood") (IDX: INDF) is a leading processed food company in Indonesia. Indofood provides total food solutions through its four strategic business groups: consumer branded products (CBP), Bogasari (flour producer), agribusiness, and distribution. Indofood's strongest legacy today is the strength of its brands, many of which have been companions to the people of Indonesia for nearly two decades. These include a variety of brands of instant noodles (Indomie, Supermi and Sarimi), wheat flour (Segitiga Biru, Kunci Biru and Cakra Kembar), cooking oils (Bimoli), margarine (Simas) and shortenings (Palmia). Indofood brands continue to be the market leaders in their specific segments with a reputation for quality and value for money that remains unrivalled.

For further inquiries, please contact:

Werianty Setiawan
Tel: +62 21 5795 8822 ext. 1215
Email: werianty@indofood.co.id

Prelia Moenandar/Putri Ariani Dewanti
Tel: +62 21 251 2050 ext. 163/165
Email: prelia.moenandar@bm.com/putriariani.dewanti@bm.com

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filing made by Indofood Agri Resources Limited, a subsidiary of the Company, to the Singapore Stock Exchange, in relation to its Share Buyback.**

Dated this the 18th Day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Print this page

Daily Share Buy-Back Notice
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	17-Nov-2008 18:27:35
Announcement No.	00117

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	144778283

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	17-11-2008	
2a	Total number of shares purchased	2000000	
2b	Number of shares cancelled	0	
2c	Number of shares held as treasury shares	2000000	
3a	Price paid per share# or	Currency : S$ Amount : 0.46204	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 0.475	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 0.455	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 0.46277	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off-market acquisition on equal access scheme?	

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases		
2a	Total number of shares purchased		
2b	Number of shares cancelled		
2c	Number of shares held as treasury shares		
3	Price paid or payable per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

#: Specify currency

(C) Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	% [1]	No.	%	No.	%
Cumulative no. of shares purchased to-date [2]	2000000	0.138				

[1] Percentage of company's issued shares excluding treasury shares as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares excluding treasury shares after purchase *	1445782830
	Number of treasury shares held after purchase*	2000000

Footnotes

CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquisition of the entire share capital of Indofood Oil & Fats Pte. Ltd. It assumes no responsibility for the contents of this announcement.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Lee Siew Jee Jennifer
Designation *	Company Secretary
Date & Time of Broadcast	17-Nov-2008 19:16:16
Announcement No.	00144

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Corrigendum to Announcement on Daily Share Buy-Back Notice
Description	The Company wishes to inform that the total consideration (including stamp duties, clearing charges, etc) paid for the 2,000,000 shares which the Company has purchased from the market should read as S$925,538.43 instead of S$0.46277 (which was calculated on a per share basis). **** CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquisition of the entire share capital of Indofood Oil & Fats Pte. Ltd. It assumes no responsibility for the contents of this announcement.
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